

Mark C. Goldberg, CPA
Mark Raphael, CPA
Florio Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Founding Partner:
Melvin Goldberg, CPA

Anita C. Jacobsen, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Axos Invest LLC
(Formerly Known as Wisebanyan Securities LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Axos Invest LLC (Formerly Known as Wisebanyan Securities LLC) (the "Company") (a limited liability company), as of December 31, 2019, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Axos Invest LLC (Formerly Known as Wisebanyan Securities LLC) as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2019.

Woodbury, New York
February 29, 2020